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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8-67053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 S. Grant Street, Suite 720
(No. and Street)

San Mateo CA 94402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley F. Christensen 650-305-3581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive Rocklin CA 95765
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Stanley F. Christensen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TIMOTHY P. BREEN
Notary Public - California
San Mateo County
Commission # 2185772
My Comm. Expires Apr 23, 2021

Signature

Managing Director
Title

Notary Public

See attached Acknowledgment

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo)

On January 30, 2018 before me, Timothy P. Breen, Notary Public
(insert name and title of the officer)

personally appeared Stanley F. Christenson,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TIMOTHY P. BREEN
Notary Public - California
San Mateo County
Commission # 2139772
My Comm. Expires Apr 30, 2021

Signature Timothy P. Breen (Seal)

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
Arbor Advisors, LLC
San Mateo, CA 94402

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Arbor Advisors, LLC, as of December 31, 2017 and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of Arbor Advisors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arbor Advisors, LLC's management. My responsibility is to express an opinion on Arbor Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to Arbor Advisors, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as Arbor Advisors, LLC's auditor since 2007.

Rocklin, CA
February 4, 2018

Arbor Advisors, LLC.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	800,028
Accounts receivable		3,928,586
Prepaid expenses		28,224
Deposits		17,000
Furniture and equipment net of accumulated depreciation of $224,593		12,272
Total assets	$	4,786,110

Liabilities and Member's Equity

Liabilities		
Bank overdraft	$	159,129
Accounts payable and accrued expenses		30,349
Bonuses payable		323,486
Salaries payable		10,175
Total liabilities		523,139
Member's Equity		4,262,971
Total Liabilities and Member's Equity	$	4,786,110

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.
Statement of Income
For the Period Ended December 31, 2017

Revenues	
Advisory fees	$ 6,577,888
Total revenues	6,577,888
Expenses	
Accounting	30,288
Advertising and marketing	3,577
Auto	20,175
Bonuses	435,085
Computer and IT services	26,788
Conference and seminars	4,432
Depreciation	8,757
Dues and subscriptions	118,459
Insurance	93,454
Office expense	11,993
Professional services	34,346
Recruiting fees	14,439
Regulatory fees	17,878
Rent and utilities	253,631
Salaries and payroll taxes	972,985
Telephone	21,506
Travel and entertainment	138,230
Other operating expenses	10,537
Total expenses	2,216,560
Net Income	4,361,328
Other Income - Interest	236
Net Income	4,361,564
Tax Provision	12,590
Net Income	$ 4,348,974

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.
Statement of Changes in Member's Equity
For the Period Ended December 31, 2017

	Total
Balance at January 1, 2017	$ 172,997
Net Income	4,348,974
Capital Contribution	200,000
Distributions	(459,000)
Balance at December 31, 2017	$ 4,262,971

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.
Statement of Cash Flows
For the Period Ended December 31, 2017

Cash flow from operating activities:		
Net income		$ 4,348,974
Depreciation		8,757
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (3,916,087)	
Prepaid expenses	(7,472)	
Deposits	-	
Increase (decrease) in liabilities:		
Bonuses payable	268,410	
Accounts payable and accrued expenses	181,232	
Total adjustments		(3,473,917)
Net cash provided by operating activities		883,814
Net cash provided by (used in) in investing activities		
Purchase of furniture and equipment	(10,894)	
Total net cash provided by (used in) investing activities		(10,894)
Net cash provided by (used in) financing activities		
Member's contribution	200,000	
Member's distributions	(459,000)	
Total net cash used in financing activities		(259,000)
Net increase in cash		613,920
Cash at beginning of period		186,108
Cash at end of period		$ 800,028
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	
Income taxes	$ 12,590	

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Notes to Financial Statements
December 31. 2017

Note 1 – Organization and Nature of Business

Arbor Advisors, LLC (the "Company") was formed in the State of California on November 9, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Investment banking

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon. the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Stocks received as compensation are recorded at market value at the successful completion of the project.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets range from five to seven years.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $276,889 which was $242,013 in excess of its required net capital of $34,876. The greater of 6 2/3% of the aggregated indebtedness or $5,000 minimum capital requirement is required. The firm had aggregated indebtedness of $523,139. The Company's net capital ratio was 1.88 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800 and an LLC tax of $11,790. For the year ended December 31, 2017, the Company paid a limited liability tax of $12,590.

Note 7– Operating Lease

The Company leases office space under a non-cancelable operating lease expiring February 28, 2019. At December 31, 2017, the future minimum lease payments under the lease agreement were as follows:

2018	154,470
2019	25,860
TOTAL	$ 180,330

Rent expense for the year ended December 31, 2017 is $251,320 which included rent paid on the owner's Palo Alto residence of $32,400 and tenant prorata monthly operating expense and tax recovery of $68,588.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 - Subsequent Events

The Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 4, 2018, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Arbor Advisors, LLC.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Member's equity	$ 4,262,971	
Total Member's equity		$ 4,262,971
Less: Non-allowable assets		
Accounts receivable	3,928,586	
Prepaid expense and deposit	45,224	
Fixed Assets	12,272	
Total non-allowable assets		3,986,082
Net Capital		276,889
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 34,876	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		34,876
Excess net capital		$ 242,013
Ratio of aggregate indebtedness to net capital	1.88 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

Arbor Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2017

A computation of reserve requirement is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Arbor Advisors, LLC

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 As of December 31, 2017

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
Arbor Advisors, LLC
San Mateo, CA 94402

I have reviewed management's statements, included in the accompanying Arbor Advisors, LLC (the "Company") Exemption Report in which (1) Arbor Advisors, LLC identified the following provisions of 17C.F.R. §15c3-3(k) under which the Arbor Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) ("exemption provisions"), and (2) the Arbor Advisors, LLC stated that the Arbor Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Arbor Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arbor Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 4, 2018

ARBOR ADVISORS, LLC

January 17, 2018

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg,

Pursuant to the reference rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transaction for customers.

Arbor Advisors, LLC met the Section 204, 15c3-3(k)(2)(i) exemption for the period January 1, 2017 through December 31, 2017.

Sincerely,

Stanley F. Christensen
Managing Director

[illegible] San Mateo CA [illegible]

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

To the Member
Arbor Advisors, LLC
San Mateo, CA 94402

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Arbor Advisors, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Arbor Advisors, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Arbor Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Arbor Advisors, LLC's management is responsible for Arbor Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Member
Arbor Advisors, LLC

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, California
February 4, 2018